9650 FLAIR DRIVE - Mail Code EL-8-H

EL MONTE, CALIFORNIA 91731

(626) 279-3652 • FAX (626) 279-3285

May 6, 2010

Mr. Christian Windsor, Special Counsel

Mr. Mark Thomas, Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cathay General Bancorp

Form 10-K for December 31, 2009

File Number 0-18630

Dear Mr. Windsor and Mr. Thomas:

On behalf of Cathay General Bancorp (the “Company”), this letter is in response to the comment letter dated April 23, 2010, to Mr. Chen from Mr. Windsor of the staff of the Securities and Exchange Commission (the “Commission”). The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below each reference.

Management’s Discussion and Analysis . . . page 37

1. On page 10 and again on page 20 you disclose that you have had to implement a capital plan and make other operational changes. Revise this section to discuss management’s view of the impact of the capital plan, other operational changes and subsidiary dividend restrictions upon your operations, lending and upon your ability to make required payments, including payments on your preferred shares held by the U.S. Treasury. Also, revise your management’s discussion to disclose any material effects of your actions in response to your regulatory agreements. Please also revise your disclosure, and future filings, to indicate whether you are in compliance with the capital plan and to discuss any changes to the plan.

We will revise the Regulatory Matters section of Management’s Discussion and Analysis beginning with the Form 10-Q for the quarter ended March 31, 2010 to read as follows:

Regulatory Matters

On December 17, 2009, the Bancorp entered into a memorandum of understanding with the Federal Reserve Bank of San Francisco (FRB SF) under which we agreed that we will not, without the FRB SF’s prior written approval, (i) receive any dividends or any other form of payment or distribution representing a reduction of capital from the Bank, or (ii) declare or pay any dividends, make any payments on trust preferred securities, or make any other capital distributions. We do not believe that this agreement regarding dividends from the Bank will have a material adverse effect on our operations. We had retained a portion of the proceeds from our common stock offerings to be used, for among other things, payments of future dividends on our common and preferred stock and payments on trust preferred securities. At March 31, 2010, our cash on hand totaled $50.7 million which is sufficient to cover future dividends on our common stock at the current quarterly rate of $.01 per share, on our preferred stock and payments on our trust preferred securities, subject to FRB SF approval, for at least two years.

Under the memorandum, we also agreed to submit to the FRB SF for review and approval a plan to maintain sufficient capital at the Company on a consolidated basis and at the Bank, a dividend policy for the Bancorp, a plan to improve management of our liquidity position and funds management practices, and a liquidity policy and contingency funding plan for the Bancorp. As part of our compliance with the memorandum, on January 22, 2010, we submitted to the FRB SF a Three-Year Capital and Strategic Plan that updates a previously submitted plan and establishes, among other things, targets for our Tier 1 risk-based capital ratio, total risk-based capital ratio, Tier 1 leverage capital ratio and tangible common risk-based ratio, each of which, where applicable, are above the minimum requirements for a well-capitalized institution. There have been no material changes to the Three-Year Capital and Strategic Plan and, at March 31, 2010, we are in compliance with its target ratios. In addition, we agreed to notify the FRB SF prior to effecting certain changes to our senior executive officers and board of directors and we are limited and/or prohibited, in certain circumstances, in our ability to enter into contracts to pay and to make golden parachute severance and indemnification payments. We also agreed in the memorandum that we will not, without the prior written approval of the FRB SF, directly or indirectly, (i) incur, renew, increase or guaranty any debt, (ii) issue any trust preferred securities, or (iii) purchase, redeem, or otherwise acquire any of our stock.

On March 1, 2010, the Bank entered into a memorandum of understanding with the Department of Financial Institutions (DFI) and the FDIC pursuant to which we are required to develop and implement, within specified time periods, plans satisfactory to the DFI and the FDIC to reduce commercial real estate concentrations, to enhance and to improve the quality of our stress testing of the Bank’s loan portfolio, and to revise our loan policy in connection therewith; to develop and adopt a strategic plan addressing improved profitability and capital ratios and to reduce the Bank’s overall risk profile; to develop and adopt a capital plan; to develop and implement a plan to improve asset quality, including the methodology for calculating the loss reserve allocation and evaluating its adequacy; and to develop and implement a plan to reduce dependence on wholesale funding. In addition, we are required to report our progress to the DFI and FDIC on a quarterly basis. As part of our compliance with the Bank memorandum, on April 30, 2010, we submitted to the DFI and the FDIC a Three-Year Capital Plan that updated the Three-Year Capital and Strategic Plan previously submitted to the FRB SF on January 22, 2010 and established, among other things, targets for our Tier 1 risk-based capital ratio and total risk-based capital ratio, each of which are above the minimum requirements for a well-capitalized institution and beginning June 30, 2010, a target Tier 1 capital to total assets ratio. At March 31, 2010, we are in compliance with the applicable target ratios.

Under the memorandum of understanding with the DFI and the FDIC, we are also subject to a restriction on dividends from the Bank to the Company, a requirement to maintain adequate allowance for loan and lease losses, and restrictions on any new branches and business lines without prior approval. We are currently required to notify the FDIC prior to effecting certain changes to our senior executive officers and board of directors and are limited and/or prohibited, in certain circumstances, in our ability to enter into contracts to pay and to make golden parachute severance and indemnification payments; we are required to retain management and directors acceptable to the DFI and the FDIC. Following discussions with regulators, the Board resolved to establish a Compliance Committee to, among other things, review the Company’s management and governance and consider making recommendations for improvement.

The Company and the Bank believe that they have taken appropriate steps to comply with the terms of their respective memorandums of understanding and we believe we are in compliance with the memorandums. In particular, on January 21, 2010 the Board of Directors of the Company appointed the Compliance Committee to review the Company’s management and governance and consider making recommendations for improvement and, on February 18, 2010, authorized the Company’s Audit Committee to oversee compliance with the two memorandums. On February 1, 2010, net of issuance costs and fees, we raised $125.2 million in new capital through a public offering of common stock. We do not believe that the memorandums or our compliance activities will have a material adverse effect on our operations or financial condition, including liquidity. If we fail to comply with the terms of the memorandums, that failure could lead to additional enforcement action by regulators that could have a material adverse effect on our operations or financial condition.

2. Revise your disclosure to discuss management’s view of the impact of the requirements that you reduce your commercial real estate concentrations upon your balance sheet, income statement and the risks associated with your franchise, including any potential losses from divestitures.

We will revise the Loan Concentration section of Management’s Discussion and Analysis beginning with the Form 10-Q for the quarter ended March 31, 2010 to add the following additional paragraph:

The federal banking regulatory agencies issued final guidance on December 6, 2006 on risk management practices for financial institutions with high or increasing concentrations of commercial real estate ("CRE") loans on their balance sheets. The regulatory guidance reiterates the need for sound internal risk management practices for those institutions that have experienced rapid growth in CRE lending, have notable exposure to specific types of CRE, or are approaching or exceeding the supervisory criteria used to evaluate the CRE concentration risk, but the guidance is not to be construed as a limit for CRE exposure. The supervisory criteria are: total reported loans for construction, land development and other land represent 100% of the institution's total risk-based capital, and both total CRE loans represent 300% or more of the institution's total risk-based capital and the institution's CRE loan portfolio has increased 50% or more within the last thirty-six months. Total loans for construction, land development and other land represented 68% of total risk-based capital as of December 31, 2009, and 59% as of March 31, 2010. Total CRE loans represented 332% of total risk-based capital as of December 31, 2009 and 314% as of March 31, 2010. In January 2010, the Bank reduced its internal limit for CRE loans from 400% of total capital to 300% of total capital to be achieved no later than December 2011. Based on recent trends in the reduction in CRE loans, the Bank expects its CRE loans to be less than 300% of total capital by December 31, 2010 without the need to engage in sales of performing CRE loans. Reductions in CRE loans during the remainder of 2010 are not expected to have a material impact on our balance sheet or results of operations or to pose a significant risk to our franchise.

3. Over the past year, Cathay General has reduced its use of FHLB advances. Please revise your disclosure, and disclose in future filings, to disclose the total collateralized borrowing capacity that Cathay General has with the FHLB San Francisco, or any other FHLIB. Also, please include management’s assessment as to whether Cathay General would be able to access this source of funding in the near term.

We will revise the paragraph discussing the Bank’s FHLB advances in the Borrowings section in Management’s Discussion and Analysis beginning with the Form 10-Q for the quarter ended March 31, 2010 to read as follows:

Total advances from the FHLB decreased $65.0 million to $864.4 million at March 31, 2010 from $929.4 million at December 31, 2009. During the first quarter of 2010, the Company prepaid a $65.0 million advance from the FHLB and incurred a prepayment penalty of $909,000. Non-puttable advances totaled $164.4 million with a weighted rate of 5.27% and puttable advances totaled $700.0 million with a weighted average rate of 4.42% at March 31, 2010. The FHLB has the right to terminate the puttable transaction at par at each three-month anniversary after the first puttable date. As of March 31, 2010, all puttable FHLB advances were puttable but the FHLB had not exercised its right to terminate any of the puttable transactions. At March 31, 2010, the Company had unused borrowing capacity from the FHLB of $563.4 million and expects to be able to access this source of funding, if required, in the near term.

Risk Elements of the Loan Portfolio

Impaired Loans, page 66

4. We note your response to comment seven of our letter dated March 4, 2010 and the information you provided for your five largest impaired loans as of September 30, 2009. In particular, we note that for three of the loans you measured impairment based on the appraised value on a “bulk value" basis. Please provide us with the following additional information regarding this valuation approach:

•	Provide a detailed description of a “bulk value” valuation approach and describe how it differs from an “as is” valuation;

•

Tell us how often you use the “bulk value” valuation approach in your impairment measurements for collateral-dependent loans and OREO and clarify whether the use of this valuation approach is limited to specific loan categories (e.g., construction loans);

•	For those collateral valuations determined based on a “bulk sale” basis, tell us whether the “as is” value was also included in the third party appraisals;

•

If so, tell us whether there were material differences between the collateral values determined on a “bulk sale” versus “as is” basis and how you determined which valuation to use considering the highest and best use of the property; and

•	Tell us how you considered the guidance in ASC 820-10-35 in determining the fair value of the underlying collateral for purposes of your impairment measurements.

The “bulk sale” valuation approach was used by several appraisers in valuing condominium development projects with mostly unsold units. These appraisers arrived at the “bulk value” by assuming completion of the project and sale to a single buyer and estimating holding and selling costs, then discounting these cash flows. Generally, we have received appraisals using the “bulk sale” value for construction loans for residential tract developments and condominiums and office condominiums. In an “as is” valuation the appraiser develops a value for the project which reflects its current, incomplete state. When we believe that the likely course of future events will lead to completion of the project and sale to either retail buyers or a single bulk purchaser, we view the “bulk sale” value of the property, reduced by the estimated cost to complete as of the financial statement date, as the most appropriate measure of value for purposes of determining impairment. In the rare event that we believe the property will be sold in its substantially incomplete state to a third party, we would view the “as is” value to be the most appropriate measure of value for purposes of determining impairment and obtain an appraisal to determine the “as is” value. Only if the likely course of future events applicable to a particular property is unclear, would we engage an appraiser to develop both “as is” and “bulk sale” values.

Regarding the three properties referenced in our earlier response, we believed that each property would be completed and offered for sale. As of the date of this response, each property is either complete or substantially complete and is selling or pending sale to retail or bulk purchasers. The impairment analysis for these three loans was determined based on the “bulk sale” values less the estimated costs to complete at the dates of impairment evaluations. We did not obtain any appraisals for any of these three properties that contained an “as is” value where the property was to be sold in an incomplete and unfinished condition.

We have considered the guidance in ASC 820-10-35 in determining the fair value of the underlying collateral for purposes of our impairment measurements. Because we have not disposed of substantially incomplete construction projects, we believe the “bulk sale” value, including an adjustment to reflect the estimated costs to complete, to be the appropriate exit price. The appraisals that we have obtained were prepared by qualified independent appraisers following professional guidelines and banking regulations governing appraisals. In addition, before we accept the appraisals, we obtain an independent review from a qualified appraiser to ensure that the appraisal was properly prepared and the conclusions adequately supported.

Notes to Consolidated Financial Statements

Note1 — Summary of Significant Accounting Policies

Goodwill and Goodwill Impairment page F-13

5. We note your response to comment eight of our letter dated March 4, 2010 and the enhanced disclosures included in your December 31, 2009 Form 10-K related to your goodwill impairment testing. As disclosed on page F-14, your Commercial Lending reporting unit has been the principal driver of your negative operating results and as of December 31, 2009 the fair value of this reporting unit was approximately 10% of its carrying amount. Presumably if any goodwill had been allocated to this reporting unit, there is a high likelihood it would be impaired based on the current performance of the unit. With this in mind, please provide us with the following:

•	Provide us with a detailed analysis of how you assigned goodwill to each of your reporting units, including how you applied the guidance in paragraphs 39 - 44 of ASC 350-20-35;

•

It appears that the majority of your goodwill resulted from your 2003 acquisition of GBC Bancorp. Given the significant amount of commercial loans acquired from GBC, tell us how you determined not to assign any of the goodwill from this acquisition to your Commercial Lending reporting unit;

•	Tell us whether you have ever reorganized your reporting structure in a manner that impacted your reporting units and if so how the goodwill was reassigned; and

•	If not, tell us if you have reassigned your goodwill among your reporting units for any other reason since the goodwill was originally assigned.

We assigned goodwill to each of our reporting units based on the guidance in paragraphs 39-44 of ASC 350-20-35. The $316.4 million of goodwill at December 31, 2009 was comprised of $6.6 million from the First Public Savings and Loan acquisition in 1996; $228.8 million from the GBC Bancorp acquisition in 2003; and $81.0 million from the Great Eastern Bank, New Asia Bancorp and United Heritage Bank acquisitions. The First Public Savings and Loan acquisition was managed by our Retail Banking reporting unit and the Great Eastern Bank, New Asia Bancorp, and United Heritage Bank acquisitions were all managed by our East Coast Operations. As a result, all of the goodwill for these four acquisitions was assigned to their respective reporting units.

For the GBC Bancorp acquisition, we used the long term financial projections prepared in 2003 at the time of the merger negotiations and broke out the projections between GBC’s Commercial Lending reporting unit and GBC’s Retail Banking reporting unit. At the time of the acquisition, GBC had reported losses for two years due to high loan chargeoffs from its Commercial Lending reporting unit and Cathay’s business plans involved exiting many of GBC’s lending relationships and imposing Cathay’s more conservative underwriting criteria. The historical capital of GBC was allocated between the Commercial Lending reporting unit and the Retail Banking reporting unit using an 8% risk weighted capital basis with excess capital prorated between the two reporting units.

The Company’s stock price was higher than book value per share until 2008. Consequently, the annual goodwill impairment testing for periods prior to 2008 did not require a more detailed allocation of goodwill and testing at the reporting unit level. In June 2008, we engaged an outside valuation expert to perform our goodwill impairment testing and also engaged this firm to perform an allocation of the goodwill from the GBC Bancorp acquisition using the methodology described in our letter dated March 10, 2010 in response to item 8 of your letter dated March 4, 2010. The outside valuation expert used the market multiples in place in 2003 and the financial projections prepared in 2003 to perform its valuation. The conclusion of the outside valuation expert was that fair value of GBC’s Commercial Lending reporting unit was $11 million less than the book value of the Commercial Lending reporting unit and the fair value of GBC’s Retail Banking reporting unit was $266 million higher than the book value of the Retail Banking reporting unit. Based on the results of this valuation, we did not allocate any goodwill from the GBC Bancorp acquisition to the Commercial Lending reporting unit.

In January 2009, we transferred the management of our Business Credit lending team from East Coast Operations to Commercial Banking so that the loan portfolio of Business Credit could be wound down over a period of time. The Business Credit lending team was assigned to the East Coast Operations because the personnel were located in New York City, although their borrowers were located throughout the US. The Business Credit lending team was formed in late 2005, functioned as an independent lending unit and did not share personnel with the other East Coast Operations. The Business Credit lending team was an internally developed group of six employees that had a loan portfolio of approximately $100 million and was cumulatively unprofitable due to high credit losses. The Company believes that no premium would be generated if the Business Credit unit were to be sold and as a result, did not reassign any goodwill as a result of this reorganization.

We have not reassigned our goodwill among our reporting units for any reason since the goodwill was originally assigned.

*        *        *         *

In connection with the foregoing response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Company’s responses, please contact me at (626) 279-3652.

Very truly yours,

/s/ Heng W. Chen
Heng W. Chen
Executive Vice President and Chief Financial Officer